UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

15 March 2013

CSR plc

Transactions in Own Shares

CSR plc (the “Company”) announces that it has entered into a non-discretionary programme to purchase ordinary shares up to an aggregate value of $50 million. The purchased shares will be held as treasury shares.

The buy back programme will be managed by an independent third party, which makes its trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company’s general authority to purchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than the higher of (i) 5 per cent. above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase and (ii) an amount equal to the higher of the price of the last independent trade of a share and the highest current independent bid for a share, in each case on the London Stock Exchange.

The Company confirms that it currently has no unpublished price sensitive information.

Contacts

CSR plc

Will Gardiner, Chief Financial Officer

Jeffery Torrance, VP Investor Relations

Paul Sharma, Investor Relations Manager

Tel: +44 (0) 1223 692 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 20, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary